Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	State of Formation
Yoshiharu Holdings Co. *	California
Global JJ Group, Inc.	California
Global AA Group, Inc.	California
Global BB Group, Inc.	California
Global CC Group, Inc.	California
Global DD Group, Inc.	California
Yoshiharu Irvine Yoshiharu Clemente Yoshiharu Laguna Yoshiharu Ontario	California California California California

* Direct subsidiary